UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42803

BUUU Group Limited

(Translation of registrant’s name into English)

Flat B, 16/F, Ford Glory Plaza

37 Wing Hong Street

Cheung Sha Wan, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On September 23, 2025, the board of directors and compensation committee of BUUU Group Limited (the “Company”) approved the adoption of an equity incentive plan (the “2025 Equity Incentive Plan”), effective as of such date, to motivate, attract and retain directors, consultants, or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The maximum aggregate number of Class A ordinary shares authorized for issuance under the 2025 Equity Incentive Plan was 2,000,000. Attached as Exhibit 99.1 to this Form 6-K is the 2025 Equity Incentive Plan.

EXHIBITS INDEX

Exhibit No.	Description
99.1	BUUU Group Limited 2025 Equity Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUUU Group Limited

Date: September 25, 2025	By:	/s/ Wai Kwong, POON
	Name:	Wai Kwong, POON
	Title:	Chief Executive Officer

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